SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 11-K

(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2003

                                       or

[_] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from ______________ to
     ____________________


                             Commission file number
                                   000-20008


     A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                          Forgent Networks 401(k) Plan
                   (formerly the VTEL Corporation 401(k) Plan)

     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                              Forgent Networks, Inc.
                               108 Wild Basin Road
                               Austin, Texas 78746

Financial Statements and Supplemental Schedules

Forgent Networks 401(k) Plan (formerly the VTEL Corporation 401(k) Plan)

December 31, 2003 and 2002 and year ended December 31, 2003 with Report of
     Independent Registered Public Accounting Firm

    Forgent Networks 401(k) Plan (formerly the VTEL Corporation 401(k) Plan)

                              Financial Statements
                           and Supplemental Schedules

          December 31, 2003 and 2002 and year ended December 31, 2003


                                    Contents

Report of Independent Registered Public Accounting Firm                       1

Financial Statements

Statements of Net Assets Available for Benefits                               3
Statement of Changes in Net Assets Available for Benefits                     4
Notes to Financial Statements                                                 5


Supplemental Schedules

Schedule H, line 4a- Schedule of Delinquent Participant Contributions        11
Schedule H, line 4i, Schedule of Assets (Held at End of Year)                12

            Report of Independent Registered Public Accounting Firm


The Trustees
Forgent Networks 401(k)

We have audited the accompanying statements of net assets available for benefits of the Forgent Networks 401(k) Plan (formerly the VTEL Corporation 401(k) Plan) as of December 31, 2003 and 2002 and the related statement of changes in net assets available for benefits for the year ended December 31, 2003. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2003 and 2002 and the changes in its net assets available for benefits for the year ended December 31, 2003, in conformity with generally accepted United States accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2003, and schedule of delinquent participant contributions for the year then ended, are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.

These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.


July 7, 2004

                          Forgent Networks 401(k) Plan

                Statements of Net Assets Available for Benefits

                                                        December 31,
                                                   2003             2002
                                                 ---------------------------

Assets
Investments at fair value                        $12,985,070     $12,593,498
Employee contributions receivable                     15,195          15,738
Employer contribution receivable                       1,855           2,548
                                                 ---------------------------
Net assets available for benefits                $13,002,120     $12,611,784
                                                 ===========================

See accompanying notes.

                          Forgent Networks 401(k) Plan

           Statement of Changes in Net Assets Available for Benefits

                          Year ended December 31, 2003


Additions:
  Employee contributions                                         $   548,672
  Employer contributions                                              61,612
  Net appreciation in fair value of investments                    2,529,944
  Rollover contributions                                              75,855
  Interest income                                                     82,410
                                                                 -----------
Total additions                                                    3,298,493


Deductions:
  Benefit payments                                                 2,894,310
  Administrative expense                                              13,847
                                                                 -----------
Total deductions                                                   2,908,157


Net decrease in net assets available for benefits                    390,336

Net assets available for benefits at beginning of year            12,611,784
                                                                 -----------
Net assets available for benefits at end of year                 $13,002,120
                                                                 ===========



See accompanying notes.

                          Forgent Networks 401(k) Plan

                          Notes to Financial Statements

                                December 31, 2003

1.  Description of Plan

The VTEL Corporation 401(k) Plan became effective January 1, 1990.

The following brief description of the Plan is provided for general purposes only. Participants should refer to the Plan agreement for more complete information.

General

On January 15, 2002, the name of VTEL Corporation was changed to Forgent Networks, Inc. Effective October 1, 2003, the Plan was amended to change the name to Forgent Networks 401(k) Plan (the Plan).

The Plan is a defined contribution profit sharing plan covering substantially all employees of Forgent Networks, Inc. (the Company). It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions

Eligible employees may contribute to the Plan an elected portion of their eligible compensation, as defined in the Plan, up to the statutory annual deferral limit.

The Company may make matching contributions up to specified amounts at its discretion. The Company matched 25% of employee deferrals up to a maximum of 6% of employee earnings.

All contributions are invested at the direction of the participants.

Eligibility

Employees are eligible for participation in the Plan after obtaining 21 years of age as defined in the Plan, up to the statutory annual deferral limit.

                          Forgent Networks 401(k) Plan

1. Description of Plan (continued)

Vesting

Participants are immediately vested in their contributions and earnings thereon. Company matching contributions vest based on years of service completed by participants. Vesting is determined in accordance with the following schedule:

                      Years of Service           Percentage

                        Less than 1                  0%
                     1 but less than 2              20%
                     2 but less than 3              40%
                     3 but less than 4              60%
                     4 but less than 5              80%
                        5 or more                  100%

Payment of Benefits

Participants are entitled to receive benefit payments at the normal retirement age of 65, in the event of the participant's death or disability, or in the event of termination under certain circumstances other than those listed or if the participant reaches age 70-1/2 while still employed. Benefits may be paid in a lump-sum distribution or by an annuity.

Plan Termination

Although the Company has not expressed any intent to terminate the Plan, it reserves the right to do so at any time, as subject to the provisions of ERISA. Upon such termination, each participant becomes fully vested and all benefits shall be distributed to the participants or their beneficiaries.

Participant Accounts

Discretionary employer matching contributions, if any, are allocated annually to participant accounts based upon the percentage determined and authorized by the Company's Board of Directors.

                          Forgent Networks 401(k) Plan

1.  Description of Plan (continued)

Investment earnings or losses are allocated among the participants' accounts based upon the percentage of the balance of each such account to the total balance of all such accounts within each investment option.

Participant Loans

Upon written application of a participant, the Plan may make a loan to a participant. Participants are allowed to borrow no less than $1,000 and no greater than the lesser of 50% of the participant's vested account balance or $50,000. Loans are amortized over a maximum of 60 months unless it is used to purchase participant's principal residence and repayment is made through payroll deductions. The amount of the loan is deducted from the participant's investment accounts and bears interest at a rate commensurate with local rates for similar plans.

Forfeitures

Forfeitures,   if  any,   under  the  Plan  are  first  applied  to  payment  of
administrative expenses of the Plan and then to the Company's matching contribution to the Plan for the Plan year in which the forfeitures occur.

Administration

The Plan is administered by trustees consisting of officers and employees of the Company. Certain administrative expenses of the Plan are paid by the Company.

2. Summary of Significant Accounting Policies

Basis of Presentation

The Plan's financial statements have been prepared on the accrual basis of accounting.

                          Forgent Networks 401(k) Plan

2. Summary of Significant Accounting Policies (continued)

Valuation of Investments

Effective January 1, 1998, the Plan entered into a group annuity contract with Connecticut General Life Insurance Company (a CIGNA company) ("CGLIC"). The contract includes the CIGNA Guaranteed Income Fund and Guaranteed Governmental Securities Fund, which are invested in CGLIC's general portfolio and are recorded at contract value, which approximates fair value. The Guaranteed Income Fund does not have a maturity date or penalties for early withdrawals. Participant directed transfers among investment options and distributions will normally be made immediately; however, CIGNA may exercise their contractual right to defer a transfer or distribution from the Guaranteed Income Fund. It has seldom been necessary for CIGNA to invoke this deferral provision. The rate of credited interest for any period of time will be determined by CGLIC and is guaranteed for six month periods (January 1 through June 30 and July 1 through December 31). The average yield for the Guaranteed Income Fund was approximately 2.70% and 4.05% and for the Guaranteed Governmental Securities Fund was approximately .71% and 1.13% for the year ended December 31, 2003 and 2002, respectively. The crediting interest rate (i.e., the rate at which interest was accrued to the contract balance) for the Guaranteed Income Fund was 3.70% and 3.80% and for the Guaranteed Governmental Securities Fund was .60% and 0.00% as of December 31, 2003 and 2002, respectively.

The contract also includes pooled separate accounts. CGLIC determines the fair value of the pooled separate accounts based on the quoted market values of the underlying assets in the separate accounts. Participant loans are stated at cost, which approximates fair value.

Use of Estimates

The preparation of financial statements in conformity with United States generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and the accompanying notes and schedules. Actual results could differ from those estimates.

                          Forgent Networks 401(k) Plan

3. Investments

Individual investments that represent 5% or more of the Plan's net assets at December 31, 2003 or 2002 are as follows:

                                                        December 31,
                                                   2003             2002
                                                 ---------------------------

Connecticut General Life Insurance Company
Pooled
  Separate Accounts
    Timesquare Corporate Bond Fund               $ 1,091,549     $ 1,270,469
    Fidelity Advisors Growth Opportunities Fund      970,791         951,965
    Dreyfus Founders Growth Fund                     833,670         709,063
    Neuberger & Berman Partners Trust Fund           930,784         862,703
    Balanced I/Wellington Management Fund          1,213,214         924,619
    Templeton Foreign Account Fund                   703,830         583,801
    Janus Worldwide Account Fund                     604,282         652,898
    State Street Russell 3000 Fund                   813,949         686,893
    Small Cap Growth/Timesquare Fund               1,965,429       1,565,459
    Small Cap Value/Berger Fund                      722,789         602,711
  Guaranteed Income Fund                           2,503,384       3,164,178

During 2003, the Plan's investments (including investments purchased, sold as well as held during the year) appreciation in fair value as follows:

          Pooled separate accounts                         $ 2,361,418
          Common stock                                         168,526
                                                           -----------
                                                           $ 2,529,944
                                                           ===========

                          Forgent Networks 401(k) Plan

4. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated January 26, 2000, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the "Code") and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

                             Supplemental Schedules

                          Forgent Networks 401(k) Plan

     Schedule H, Line 4a - Schedule of Delinquent Participant Contributions
                            EIN: 74-2415696 PN: 001

                          Year ended December 31, 2003



Participant Contributions                           Total that Constitute
Transferred Late to Plan                      Nonexempt Prohibited Transactions

      $2,480                                                $2,480

                          Forgent Networks 401(k) Plan

         Schedule H, line 4i, Schedule of Assets (Held at End of Year)
                        EIN: 74-2415696 Plan Number 001

                               December 31, 2003
                                                                       Current
Identity of Issue             Description of Asset                      Value
===============================================================================
*Connecticut General Life
 Insurance Company            Guaranteed Income Fund                 $2,503,384

*Connecticut General Life
 Insurance Company            Guaranteed Government Securities Fund      26,167

*Connecticut General Life
 Insurance Company            Timesquare Corporate Bond Fund          1,091,549

*Connecticut General Life
 Insurance Company            CIGNA Lifetime 20 Fund                     87,568

*Connecticut General Life
 Insurance Company            CIGNA Lifetime 30 Fund                    117,600

*Connecticut General Life
 Insurance Company            CIGNA Lifetime 40 Fund                     51,003

*Connecticut General Life
 Insurance Company            CIGNA Lifetime 50 Fund                     69,862

*Connecticut General Life
 Insurance Company            CIGNA Lifetime 60 Fund                     11,893

*Connecticut General Life     Fidelity Advisors Growth
 Insurance Company            Opportunities Fund                        970,791

*Connecticut General Life
 Insurance Company            Dreyfus Founders Growth Fund              833,670

*Connecticut General Life     Neuberger & Berman Partners
 Insurance Company            Trust Fund                                930,784

*Connecticut General Life     Balanced I/Wellington
 Insurance Company            Management Fund                         1,213,214

*Connecticut General Life     Lazard Equity Portfolio
 Insurance Company            Account Fund                               66,445

*Connecticut General Life
 Insurance Company            Janus Worldwide Account Fund              604,282

*Connecticut General Life
 Insurance Company            Templeton Foreign Account Fund            703,830

                          Forgent Networks 401(k) Plan

                        EIN: 74-2415696 Plan Number 001

                               December 31, 2003
                                                                       Current
Identity of Issue             Description of Asset                      Value
===============================================================================
*Connecticut General Life
 Insurance Company            State Street Russell 3000 Fund           $813,949

*Connecticut General Life
 Insurance Company            Small Cap Growth/Timesquare Fund        1,965,429

*Connecticut General Life
 Insurance Company            Small Cap Value/Berger Fund               722,789

*National Financial Services  Forgent Common Stock                      200,861
                                                                    -----------
Total                                                               $12,985,070
                                                                    ===========


*Indicates a party-in-interest to the Plan.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employees benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.


                                          Forgent Networks
                                          401(k) Plan (formerly
                                          the VTEL Corporation
                                          401(k) Plan)


Date: July 13, 2004                       By:  /s/ Paul Tesluk
                                          Name:   Paul Tesluk
                                          Title:  Plan Advisor

                                 Exhibit Index


 Exhibit
 Number          Document Description
---------        --------------------

 23.1            Consent of Ernst & Young

                                                                    Exhibit 23.1

            CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 333-44533) pertaining to the Forgent Networks 401(k) Plan (formerly the VTEL Corporation 401(k) Plan) of our report dated July 7, 2004, with respect to the financial statements and schedule of the Forgent Networks 401(k) Plan (formerly the VTEL Corporation 401(k) Plan) included in this Annual Report (Form 11-K) for the year ended December 31, 2003.


Austin, TX
July 12, 2004                          /s/ Ernst & Young, LLP